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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Targeted Genetics Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

87612M108

(CUSIP Number)

Susan H. Alexander
Executive Vice President
General Counsel & Secretary
Biogen Idec Inc.
14 Cambridge Center
Cambridge, Massachusetts 02142
(617) 679-2000 (phone)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 87612M108

1.	Name of Reporting Person: Biogen Idec Inc.		I.R.S. Identification Nos. of above persons (entities only): 33-0112644

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 2,170,410 shares

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 2,170,410 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,170,410 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.9%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 87612M108

1.	Name of Reporting Person: Biogen Idec MA Inc.		I.R.S. Identification Nos. of above persons (entities only): 04-3002117

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 2,170,410 shares

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 2,170,410 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,170,410 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.9%

14.	Type of Reporting Person (See Instructions): CO

SCHEDULE 13D
Item 1. Security and Issuer
     This Amendment No. 2 to Schedule 13D amends the Schedule 13D filed on July 12, 2005, as amended by the Schedule 13D/A filed on September 7, 2005 relating to the common shares, $.01 par value (the “Common Stock”), of Targeted Genetics Corporation, a Washington corporation (the “Issuer”). The Issuer has its principal executive offices at 1100 Olive Way, Suite 100, Seattle, Washington.
     Except as otherwise described herein, the information contained in the Schedule 13D and Schedule 13D/A, as previously filed, remains in effect, and all capitalized terms shall have the meaning previously ascribed to them. Information given in response to each item in this Schedule 13D shall be deemed incorporated by reference in all other items.
Item 2. Identity and Background
      (a)-(c); (f) This Statement is being jointly filed by Biogen Idec Inc., a Delaware corporation formerly known as IDEC Pharmaceuticals Corporation (“Biogen Idec”), and its wholly-owned subsidiary, Biogen Idec MA Inc., a Massachusetts corporation (“Biogen MA,” and together with Biogen Idec, the “Reporting Persons”). Biogen Idec is a global biotechnology and pharmaceutical company, with its principal place of business at 14 Cambridge Center, Cambridge, Massachusetts. Biogen MA (formerly known as Biogen, Inc.) became a wholly-owned subsidiary of Biogen Idec in November 2003, when a subsidiary of Biogen Idec merged with and into Biogen MA, and shareholders of Biogen MA received common stock of Biogen Idec in the merger in exchange for their shares of Biogen MA. Concurrently with the closing of this merger, Biogen Idec’s name was changed to Biogen Idec Inc. from IDEC Pharmaceuticals Corporation. Biogen MA has its principal place of business at 14 Cambridge Center, Cambridge, Massachusetts. For information required by General Instruction C to Schedule 13D, reference is made to Exhibit A attached hereto, which is incorporated herein by reference to this Item 2.
      (d)-(e) Neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person listed on Exhibit A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Contribution
     Biogen MA’s acquisition of 1,000,000 shares of Common Stock of the Issuer on November 7, 2006 pursuant to Amendment No. 3 to the Funding Agreement dated as of November 7, 2006 between the Issuer and Biogen MA was in consideration for the forgiveness of $5.65 million in indebtedness owing by the Issuer to Biogen MA. The foregoing description is qualified in its entirety by reference to Amendment No. 3 (Exhibit I of this Statement), which is specifically incorporated herein by reference to this Item 3.
     This Item 3 is not applicable to the persons listed on Exhibit A hereto.
Item 4. Purpose of Transaction
     The response to Item 4 is hereby amended and restated as follows:
     On September 19, 2000, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated August 8, 2000, among Genovo, Inc., a Delaware corporation (“Genovo”), the Issuer, TGC Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), and Biogen MA, a stockholder of Genovo, TCG Acquisition Corp. merged with and into Genovo (the “Merger”), and Genovo became a wholly-owned subsidiary of the Issuer. Concurrently with entering into the Merger Agreement, the Issuer and Biogen MA entered into a Funding Agreement (the “Funding Agreement”), dated August 8, 2000. Biogen MA concurrently entered into the Merger Agreement, the Funding Agreement and certain other agreements, and acquired shares of the Issuer under the Merger Agreement and the Funding Agreement, for the purpose of continuing its gene therapy research and development program.
     The Merger Agreement provided for the merger of Merger Sub with and into Genovo, with Genovo continuing as the surviving entity and a wholly-owned subsidiary of the Issuer. The Merger was completed on September 19, 2000. Pursuant to the Merger Agreement, the Issuer issued to Biogen MA 3,060,754 shares of the Issuer’s Common Stock in satisfaction of the liquidation preferences on the preferred stock of Genovo held by Biogen MA and 851,873 shares of the Issuer’s Common Stock in exchange for the return by Biogen MA to Genovo of certain intellectual property and other rights. On September 30, 2002, Biogen MA received 104,854 shares of Common Stock as additional merger consideration related to the exercise of the Genovo stock option held by the Genzyme Corporation. Under the terms of an associated Escrow Agreement, dated August 8, 2000, among the Issuer, Genovo, Genovo stockholders (represented by Biogen MA) and Mellon Investor Services, LLC as escrow agent, (the “Escrow Agreement”), 1,095,849 shares of the Issuer’s Common Stock issued to Genovo stockholders in the Merger, including 704,865 shares of the Issuer’s Common Stock issued to Biogen MA, were held in escrow to secure the obligations of the Genovo stockholders under the Merger Agreement, including the indemnification obligations related to representations made under the Merger Agreement and obligations related to a clinical trial and the amendment of two license agreements. The escrow agent released 494,046 of the escrowed shares of the Issuer’s Common Stock to Biogen MA, and on November 6, 2002 Biogen MA forfeited 210,819 shares of the escrowed Issuer’s Common Stock to the Issuer in connection with certain claims by the Issuer under the Merger Agreement.
     Under the Merger Agreement, the Issuer agreed to take all necessary action to appoint Joseph M. Davie (or a substitute Biogen MA nominee) to the Issuer’s board of directors upon the completion of the Merger, and to nominate Dr. Davie (or a substitute Biogen MA nominee) for election to the Issuer’s board of directors for two terms subsequent to his initial nomination. In addition, Biogen MA had the right to substitute a nominee at any time, provided that the substitute was an executive officer of Biogen MA.
     Pursuant to the Funding Agreement, and conditioned upon the completion of the Merger, Biogen MA agreed that, during a period of three years from the date of the Funding Agreement, at the option of the Issuer and on certain terms and conditions, Biogen MA would purchase shares of the Issuer’s unregistered Common Stock having an aggregate market value of up to $10 million. As a result of the Issuer’s first exercise of this put option, on September 25, 2002 Biogen MA purchased 5,804,673 shares of Common Stock at $0.69 per share, for an aggregate purchase price of approximately $4.0 million, using its working capital funds. As a result of the Issuer’s second exercise of the put option, on August 15, 2003 Biogen MA purchased 2,515,843 shares of Common Stock at $1.91 per share, for an aggregate purchase price of approximately $4.8 million, using its working capital funds. The price per share paid by Biogen MA was calculated in accordance with the Funding Agreement as the average daily closing price of the Common Stock, as quoted on the NASDAQ National Market, for the period of 10 trading days ending five trading days after the date of the Issuer’s exercise of the put option. Pursuant to an Amendment to the Funding Agreement dated July 14, 2003, the Issuer’s ability to exercise its put option expired September 15, 2003. Under the Funding Agreement, Biogen MA lent to the Issuer $10,000,000 and, under the Merger Agreement, Biogen MA converted $650,000 of debt payable by Genovo to Biogen MA into a $650,000 promissory note payable by the Issuer.
     Concurrently with entering into the Merger Agreement, Biogen MA, the Issuer and Genovo also entered into a Development and Marketing Agreement (the “Development Agreement”), whereby Biogen MA and the Issuer agreed to collaborate on the development and commercialization of gene therapy products following the Issuer’s acquisition of Genovo. The Issuer and Biogen MA agreed to develop four new gene therapy products over a three year period beginning in September 2000, and the Issuer agreed to provide development assistance with respect to a Biogen MA gene therapy product in return for the payment by Biogen MA of an $8 million up-front fee. The Development Agreement and the collaboration of Biogen MA and the Issuer provided for by such agreement expired in September 2003.
     On September 1, 2005, Biogen MA and the Issuer entered into Amendment No. 2 to the Funding Agreement (the “Funding Amendment”), together with two Amended and Restated Promissory Notes, to restructure the repayment of the Issuer’s outstanding debt to Biogen MA. Under these amendments, on September 1, 2005, the Issuer repaid $2.5 million of its outstanding indebtedness to Biogen MA and agreed to repay the $8.15 million balance of its outstanding indebtedness to Biogen MA over the next four years. The Issuer also agreed to apply one-third of certain up-front or milestone payments it receives from collaborations to the earlier repayment of its indebtedness to Biogen MA. In addition, on and subject to specified terms and conditions, the Issuer granted Biogen MA a right to co-sell shares of Common Stock of the Issuer held by Biogen MA in certain equity financings of the Issuer approved by the Issuer’s board of directors before November 30, 2005. In connection with the foregoing, Biogen MA agreed to certain lock-up provisions. Biogen MA agreed not to sell, other than pursuant to such financing, any shares of Common Stock owed by it during the period from September 1, 2005 until the earlier of November 30, 2005 and the consummation of such financing by the Issuer, and Biogen MA agreed to enter into a customary form of lock-up agreement for a period of 90 days if the Issuer consummated a financing before November 30, 2005.
      On November 7, 2006, Biogen MA and the Issuer entered into Amendment No. 3 to the Funding Agreement (“Amendment No. 3”) together with an Amended and Restated Promissory Note, to restructure the repayment of the Issuer’s outstanding debt to Biogen MA in an aggregate principal amount of $8.15 million. Under Amendment No. 3, the Issuer agreed to make an initial repayment to Biogen MA of $500,000 on November 7, 2006, Biogen MA agreed to cancel an aggregate of $5.65 million of the Issuer’s outstanding indebtedness and the Issuer agreed to issue 1,000,000 shares of its common stock to Biogen MA and to provide to Biogen MA a demand registration right covering of the resale of such shares on Form S-3, subject to certain terms and conditions. The Issuer also agreed repay the remaining principal balance owed to Biogen MA in two additional payments of $1 million on each of August 1, 2007 and August 1, 2008, with accrued and unpaid interest to be paid on August 31, 2007 and upon maturity. Biogen MA will receive one-third of certain up-front milestone payments received by Issuer as prepayments of the remaining outstanding debt to be applied first to the payment of any accrued and unpaid interest on the principal being repaid and second to the payment of any outstanding principal in reverse order of maturity (starting with the outstanding principal due on the latest payment date set forth above). In addition, upon a change of control of the Issuer (as defined in Amendment No. 3), the repayment amount due on August 1, 2007 shall accelerate and become immediately due and payable no later than the 30th business day following the change of control.
      On May 11, 2006, the Issuer effectuated a 1-for-10 reverse stock split. Share numbers in this Statement prior to that date do not give effect to the reverse stock split.

     The foregoing descriptions of the transactions contemplated by the Merger Agreement (Exhibit B of this Statement), the Funding Agreement (Exhibit C of this Statement), the Development Agreement (Exhibit D of this Statement), the Amendment No. 1 to the Funding Agreement (Exhibit E of this Statement), Funding Amendment (Exhibit F of this Statement), the two Amended and Restated Promissory Notes (Exhibit G and H of this Statement, respectively), Amendment No. 3 (Exhibit I of this Statement) and the Amended and Restated Promissory Note (Exhibit J of this Statement) are qualified in their entirety by reference to the respective documents, which documents are specifically incorporated herein by reference to this Item 4.
     Except as described in this Item 4, none of the Reporting Persons, nor to the best knowledge of such persons, any other person named in Exhibit A to this Statement has formulated any plans or proposals which relates to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
          The response to Item 5 is hereby amended and restated as follows:
          (a) Biogen Idec has indirect beneficial ownership of 2,170,410 shares of common stock in the aggregate, which constitutes 19.9% of the outstanding shares of the Issuer’s Common Stock. This percentage was calculated (i) based on disclosure in the Issuer’s Quarterly Report on Form 10-Q filed August 9, 2006, that as of August 8, 2006, there were 9,896,898 shares of Common Stock outstanding and (ii) giving effect to the issuance of 1,000,000 shares of Common Stock to Biogen MA.
          Biogen MA has direct beneficial ownership of 2,170,410 shares of Common Stock.
          Other than as provided in this Item 5, neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person listed on Exhibit A hereto, owns or has any rights to acquire, directly or indirectly, any Common Stock.
          (b) The Reporting Persons have shared voting power and shared dispositive power with respect to 2,170,410 shares of Common Stock. The Reporting Persons do not have the sole power to vote or to direct to vote or to dispose or to direct the disposition of any shares of Common Stock beneficially owned by them.
          (c) Biogen MA acquired 1,000,000 shares of Common Stock of the Issuer on November 7, 2006 pursuant to Amendment No. 3 to the Funding Agreement dated as of November 7, 2006 between the Issuer and Biogen MA. Such shares of Common Stock were acquired in consideration for the forgiveness of $5.65 million in indebtedness owing by the Issuer to Biogen MA. The foregoing description is qualified in its entirety by reference to Amendment No. 3 (Exhibit I of this Statement), which is specifically incorporated herein by reference to this Item 5(c).

     Other than the foregoing transactions, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Exhibit A hereto, has effected a transaction in the Company’s securities during the period since the filing of Schedule 13D/A on September 7, 2005 and ending on the date hereof.
          (d) Except as set forth in this Item 5, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock of the Issuer that may be deemed to be beneficially owned by the Reporting Persons.
          (e) Not applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
      The information set forth, or incorporated by reference, in Items 3, 4, and 5 is incorporated herein by reference to this Item 6.
Item 7. Material to Be Filed As Exhibits

Exhibit A:	Directors and Executive Officers of Biogen Idec Inc. and Biogen Idec MA Inc. (1)

Exhibit B:	Agreement and Plan of Merger, dated August 8, 2000, among Targeted Genetics Corp., Genovo, Inc., TGC Acquisition Corp. and Biogen Inc. (2)

Exhibit C:	Funding Agreement, dated August 8, 2000, between Targeted Genetics Corp. and Biogen Inc. (3)

Exhibit D:	Development and Marketing Agreement, dated August 8, 2000, among Targeted Genetics Corp., Genovo, Inc. and Biogen Inc.(3)

Exhibit E:	Amendment No. 1 to Funding Agreement, dated July 14, 2003, between Targeted Genetics Corp. and Biogen Idec MA Inc. (4)

Exhibit F:	Amendment No. 2 to Funding Agreement, dated September 1, 2005, between Targeted Genetics Corp. and Biogen Idec MA Inc. (5)

Exhibit G:	Amended and Restated Promissory Note of Targeted Genetics dated September 1, 2005 (issued to Biogen Idec MA Inc. in principal amount of $10,000,000) (5)

Exhibit H:	Amended and Restated Promissory Note of Targeted Genetics dated September 1, 2005 (issued to Biogen Idec MA Inc. in principal amount of $650,000) (5)

Exhibit I:	Amendment No. 3 to Funding Agreement, dated November 7, 2006, between Targeted Genetics Corp. and Biogen Idec MA Inc. (6)

Exhibit J:	Amended and Restated Promissory note of Targeted Genetics dated November 7, 2006 (issued to Bioden Idec MA Inc. in principal amount of $2,000,000) (6)

Exhibit K:	Filing Agreement (1)

(1)	Filed herewith.

(2)	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed August 23, 2000 (Commission File No. 000-23930)

(3)	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed September 13, 2000 (Commission File No. 000-23930)

(4)	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed July 22, 2003 (Commission File No. 000-23930)

(5)	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed September 1, 2005 (Commission File No. 000-23930)

(6)	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed November 7, 2006 (Commission file No. 000-23930)

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 9, 2006

BIOGEN IDEC INC.
/s/ Michael Phelps
Name:	Michael Phelps
Title:	Vice President, Treasurer

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 9, 2006

BIOGEN IDEC MA INC.
/s/ Michael Phelps
Name:	Michael Phelps
Title:	Vice President, Treasurer

EXHIBIT A
Directors and Officers of Biogen Idec Inc. and Biogen Idec MA Inc.
Directors and Officers of Biogen Idec Inc.
      The name, present principal occupation, business address, and citizenship of each director and executive officer of Biogen Idec Inc. are set forth below.
James C. Mullen — Chief Executive Officer, President, and Director
      Mr. Mullen’s principal occupation is Chief Executive Officer and President of Biogen Idec Inc. and President of Biogen Idec MA Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
Alan Belzer — Director
      Mr. Belzer’s principal occupation was President and Chief Operating Officer of Allied Signal Inc. until his retirement in 1993. His address is 1 Fifth Avenue, 20-C, New York, NY 10003.
Lawrence C. Best — Director
      Mr. Best’s principal occupation is Executive Vice President and Chief Financial Officer of Boston Scientific Inc. His business address is 1 Boston Scientific Place, Natick, MA 01760.
Alan Glassberg — Director
      Mr. Glassberg’s principal occupation is Associate Director of Clinical Care and Director of General Oncology at the University of California San Francisco Cancer Center and Director of Hematology and Medical Oncology at Mount Zion Medical Center in San Francisco, California. His business address is UCSF Comprehensive Cancer Center, 1600 Divisadero St., 4th Floor, San Francisco, CA 94115.
Mary Good — Director
      Ms. Good’s principal occupation is Managing Member of Venture Capital Investors, LLC and Donaghey University Professor and Dean, Donaghey College of Information Science and System Engineering at University of Arkansas at Little Rock. Her business address is University of Arkansas, 2801 South University Ave., Little Rock, AR 72204.

Thomas F. Keller, Ph.D. — Director
      Mr. Keller’s principal occupation is R.J. Reynolds Professor Emeritus of Business Administration, Duke University. His business address is The Fuqua School of Business, Box 90120, 134 Towerview Dr., Durham, NC 27708.
Robert Pangia — Director
      Mr. Pangia’s principal occupation is Partner, Ivy Capital Parners, LLC, and General Partner, Ivy Healthcare, L.P. His business address is Ivy Capital Partners, LLC, 1 Paragon Dr., Montvale, NJ 07645.
Cecil B. Pickett, Ph.D. — President, Research & Development
      Dr. Pickett’s principal occupation is President, Research & Development of Biogen Idec Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
The Hon. Lynn Schenk — Director
      Ms. Schenk’s principal occupation is an attorney in private practice. Her business address is Baker & McKenzie, 101 West Broadway, 12th Floor, San Diego, CA 92101.
Phillip A. Sharp, Ph.D. — Director
      Mr. Sharp’s principal occupation is Institute Professor at the Center for Cancer Research at the Massachusetts Institute of Technology. His business address is Room E17-529B, MIT, 77 Massachusetts Ave., Cambridge, MA 02139.
William Young — Director
      Mr. Young’s principal occupation is Chairman and Chief Executive Officer of ViroLogic, Inc. His business address is ViroLogic, Inc., 345 Oyster Point Boulevard, South San Francisco, CA 94080.
Burt A. Adelman, M.D. — Executive Vice President, Portfolio Strategy
      Mr. Adelman’s principal occupation is Executive Vice President, Portfolio Strategy of Biogen Idec Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
Susan H. Alexander, Esq. — Executive Vice President, General Counsel and Secretary
      Ms. Alexander’s principal occupation is Executive Vice President, General Counsel and Secretary of Biogen Idec Inc. and Secretary of Biogen Idec MA Inc. Her business address is 14 Cambridge Center, Cambridge, MA 02142.
John M. Dunn, Esq. — Executive Vice President, New Ventures
      Mr. Dunn’s principal occupation is Executive Vice President, New Ventures of Biogen Idec Inc. His business address is 5200 Research Place, San Diego, CA 92122.

Peter N. Kellogg — Executive Vice President, Finance, and Chief Financial Officer
      Mr. Kellogg’s principal occupation is Executive Vice President, Finance, and Chief Financial Officer of Biogen Idec Inc. and Vice President and Chief Financial Officer of Biogen Idec MA Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
Connie L. Matsui — Executive Vice President, Corporate Strategy and Communications
      Ms. Matsui’s principal occupation is Executive Vice President, Corporate Strategy and Communication of Biogen Idec Inc. Her business address is 5200 Research Place, San Diego, CA 92122.
Craig E. Schneier, Ph.D. — Executive Vice President, Human Resources
      Mr. Schneier’s principal occupation is Executive Vice President, Human Resources of Biogen Idec Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
Mark Wiggins — Executive Vice President, Business Development
      Mr. Wiggins’s principal occupation is Executive Vice President, Business Development of Biogen Idec Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
Michael F. Phelps — Treasurer
      Mr. Phelps’s principal occupation is Vice President and Treasurer of Biogen Idec Inc. and Vice President of Biogen Idec MA Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
      Each director and executive officer of Biogen Idec Inc. listed above is a United States citizen.
Directors and Officers of Biogen Idec MA, Inc.
      The name, present principal occupation, business address, and citizenship of each director and executive officer of Biogen Idec MA Inc. are set forth below.
James C. Mullen — President and Director
      Mr. Mullen’s principal occupation is Chief Executive Officer and President of Biogen Idec Inc. and President of Biogen Idec MA Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
Susan H. Alexander, Esq. — Secretary

      Ms. Alexander’s principal occupation is Executive Vice President, General Counsel and Secretary of Biogen Idec Inc. and Secretary of Biogen Idec MA Inc. Her business address is 14 Cambridge Center, Cambridge, MA 02142.
Peter N. Kellogg — Vice President, Chief Financial Officer, and Director
      Mr. Kellogg’s principal occupation is Executive Vice President, Finance, and Chief Financial Officer of Biogen Idec Inc. and Vice President and Chief Financial Officer of Biogen Idec MA Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
Michael F. Phelps — Vice President and Treasurer
      Mr. Phelps’s principal occupation is Vice President and Treasurer of Biogen Idec Inc. and Vice President and Treasurer of Biogen Idec MA Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
Kin Kwan — Vice President and Assistant Treasurer
      Mr. Kwan’s principal occupation is Vice President, Tax of Biogen Idec Inc. and Vice President and Assistant Treasurer of Biogen Idec MA Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
Michael Kowolenko — Vice President
      Mr. Kowolenko’s principal occupation is Senior Vice President, Pharmaceutical Operations and Technology of Biogen Idec Inc. and Vice President of Biogen Idec MA Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
Robert Hamm — Vice President
      Mr. Hamm’s principal occupation is Senior Vice President, Strategic Business Unit — Immunology of Biogen Idec Inc. and Vice President of Biogen Idec MA Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
      Each director and executive officer of Biogen Idec MA Inc. listed above is a United States citizen.

EXHIBIT K
FILING AGREEMENT
      The undersigned, the Reporting Persons named in this Schedule 13D, hereby agree that this Schedule 13D is filed on a combined basis on behalf of each of them and that each Reporting Person is individually responsible for the timely filing of any amendments to this Schedule 13D. Each Reporting Person further agrees that it is responsible for the completeness and accuracy of the information concerning such Reporting Persons, respectively, contained in this Schedule 13D and that it is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons.
      IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 9th day of November 2006.

BIOGEN IDEC INC.

/S/	Michael Phelps

Name:	Michael Phelps
Title:	Vice President, Treasurer

BIOGEN IDEC MA INC.

/S/	Michael Phelps

Name:	Michael Phelps
Title:	Vice President, Treasurer

K-1